U.S. Securities and Exchange Commission
Washington, D.C. 20549

02058043

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K FOR 9/24/02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-82332
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 23rd day of September, 2002.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: [signature]
Julie Malanoski
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
15YR WL	5.850%	203,045,685	6.100%	14-10	0- 2

SETTLEMENT : SEP 30, 2002
FIRST PAY : OCT 25, 2002

PREPAY : 300% PSA

LIB1 : 1.85000% LIB1 INDEX

U.S. Treasury Yield Curve :

Year :	0.247	0.496	1.940	4.978	9.981	28.482
Yield :	1.649	1.661	2.196	3.363	4.292	5.081

PRICING : 300 PSA

4

	Par Amount	Eff. Coupon	Days To 1st Pmt	Days To Sett	Yrs Of Principal Paydown: From	To	Avg Life	Mod. Duration	$/.01	Price	Cash Flow Yield	Spreads Off Tsys: Year	Sprd	Price Sensitivity B.P.	$ Change
ASSET	203,045,685	5.8500			10/02-	7/17	4.47								
CMOs	203,045,685	5.8500			10/02-	7/17	4.47								
A-1-PT	200,000,000	5.5000	54	29	10/02-	7/17	4.43								
B-1-PPLO	3,045,685	5.5000	54	29	10/02-	7/17	7.36								
XS - I	203,045,685NP	0.3500	54	29	10/02-	7/17	4.47								

PSA
300

Percent of Initial Principal Amount Outstanding

Mo Yr	Class A-1-PT	Class B-1-PPLO	Class XS
9/02	100.	100.	100.
9/03	91.	96.	91.
9/04	76.	91.	76.
9/05	59.	86.	59.
9/06	45.	81.	46.
9/07	34.	76.	35.
9/08	26.	66.	26.
9/09	19.	56.	20.
9/10	14.	44.	15.
9/11	10.	33.	10.
9/12	7.	23.	7.
9/13	5.	16.	5.
9/14	3.	10.	3.
9/15	2.	5.	2.
9/16	1.	2.	1.
9/17	0.	0.	0.
WAL	4.427825	7.363846	4.471865

ˀSA

)

Percent of Initial Principal Amount Outstanding

Mo Yr	Class A-1-PT	Class B-1-PPLO	Class XS
9/02	100.	100.	100.
9/03	96.	96.	96.
9/04	91.	91.	91.
9/05	86.	86.	86.
9/06	81.	81.	81.
9/07	76.	76.	76.
9/08	70.	70.	70.
9/09	64.	64.	64.
9/10	57.	57.	57.
9/11	50.	50.	50.
9/12	43.	43.	43.
9/13	35.	35.	35.
9/14	27.	27.	27.
9/15	18.	18.	18.
9/16	8.	8.	8.
9/17	0.	0.	0.
WAL	8.545192	8.545192	8.545192

?SA

100

Percent of Initial Principal Amount Outstanding

Mo Yr	Class A-1-PT	Class B-1-PPLO	Class XS
9/02	100.	100.	100.
9/03	94.	96.	94.
9/04	86.	91.	86.
9/05	76.	86.	77.
9/06	68.	81.	68.
9/07	59.	76.	59.
9/08	51.	69.	52.
9/09	44.	61.	44.
9/10	37.	53.	37.
9/11	31.	44.	31.
9/12	24.	35.	25.
9/13	19.	27.	19.
9/14	13.	19.	14.
9/15	8.	12.	8.
9/16	4.	5.	4.
9/17	0.	0.	0.
WAL	6.670412	8.085705	6.691641

PSA

100

Percent of Initial Principal Amount Outstanding

Mo Yr	Class A-1-PT	Class B-1-PPLO	Class XS
9/02	100.	100.	100.
9/03	89.	96.	89.
9/04	71.	91.	71.
9/05	51.	86.	51.
9/06	36.	81.	37.
9/07	25.	76.	26.
9/08	18.	64.	18.
9/09	12.	53.	13.
9/10	8.	40.	9.
9/11	5.	28.	6.
9/12	4.	18.	4.
9/13	2.	11.	2.
9/14	1.	7.	1.
9/15	1.	3.	1.
9/16	0.	1.	0.
9/17	0.	0.	0.
WAL	3.750135	7.078905	3.800066

PSA

500

Percent of Initial Principal Amount Outstanding

Mo Yr	Class A-1-PT	Class B-1-PPLO	Class XS
9/02	100.	100.	100.
9/03	87.	96.	88.
9/04	66.	91.	66.
9/05	44.	86.	44.
9/06	28.	81.	29.
9/07	18.	76.	19.
9/08	12.	63.	12.
9/09	7.	50.	8.
9/10	4.	36.	5.
9/11	3.	24.	3.
9/12	2.	14.	2.
9/13	1.	8.	1.
9/14	0.	4.	1.
9/15	0.	2.	0.
9/16	0.	1.	0.
9/17	0.	0.	0.
WAL	3.246003	6.832546	3.299802